UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NGM BIOPHARMACEUTICALS, INC.

(Name of the Issuer)

NGM Biopharmaceuticals, Inc.

David J. Woodhouse, Ph.D.

William J. Rieflin

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62921N 105

(CUSIP Number of Common Stock)

David J. Woodhouse

Chief Executive Officer

NGM Biopharmaceuticals, Inc.

333 Oyster Point Boulevard

South San Francisco, California 94080

(650) 243-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Valerie Pierce Senior Vice President, General Counsel and Chief Compliance Officer NGM Biopharmaceuticals, Inc. 333 Oyster Point Boulevard South San Francisco, California 94080 (650) 243-5555	Keith Flaum Hogan Lovells US LLP 855 Main Street Suite 200 Redwood City, California 94063 (650) 463-4000	Richard Aftanas Hogan Lovells US LLP 390 Madison Avenue New York, New York 10017 (212) 918-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) to Schedule 13E-3 amends the Schedule 13E-3 previously filed by NGM Biopharmaceuticals, Inc. (“NGM Bio” or the “Company”), David J. Woodhouse, Ph.D. and William J. Rieflin with the Securities and Exchange Commission (the “SEC”) on March 8, 2024 (as amended and supplemented on March 22, 2024, the “Schedule 13E-3”), with respect to the tender offer by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share of NGM Bio (other than the Rollover Shares (as defined in the Merger Agreement)), for $1.55 per Share in cash. The tender offer is being made subject to all terms and conditions set forth in the Offer to Purchase, dated March 8, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase constitutes the “Offer”), which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by the Purchaser and Parent with the SEC on March 8, 2024 and amended and supplemented on March 22, 2024.

In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 8, 2024 (as amended and supplemented on each of March 22, 2024, March 29, 2024 and April 5, 2024, and together with any exhibits and annexes attached thereto, the “Schedule 14D-9”). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Amendment and is supplemented by the information specifically provided herein. The responses to each item in this Amendment are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Amendment concerning the Company, Dr. Woodhouse, Mr. Rieflin, Parent and Purchaser has been provided by such person and not by any other person.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 13E-3 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 15.	ADDITIONAL INFORMATION

The following is hereby added as a new sentence following the first sentence under Item 15(c) of the Schedule 13E-3:

“The information set forth in the Schedule 14D-9 under the heading “Special Factors—Purposes, Alternatives, Reasons and Effects—Additional Information—Final Results of the Offer and Completion of the Merger” is incorporated herein by reference.”

ITEM 16	EXHIBITS

Item 16 is hereby amended and supplemented by adding the following exhibit:

(a)(1)(H) Press Release issued by NGM Bio on April 5, 2024 (incorporated by reference to Exhibit (a)(1)(J) to the Schedule 14D-9 filed with the SEC by NGM Bio on April 5, 2024).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 5, 2024	NGM BIOPHARMACEUTICALS, INC.

	By:	/s/ David Woodhouse
Name: David J. Woodhouse, Ph.D.
Title: Chief Executive Officer and Director

David J. Woodhouse, Ph.D.

	By:	/s/ David Woodhouse
Name: David J. Woodhouse, Ph.D.

William J. Rieflin

	By:	/s/ Bill Rieflin
Name: William J. Rieflin